Exhibit 99.1

Silicom Secures $5 Million/Year Design Win with Tier-1 Cyber Security Leader for New White-Label Switch Family

KFAR SAVA, Israel – May 26, 2026 – Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced a design win with a Tier-1 global cyber security leader, which has selected a range of Silicom-designed white-label switches as the networking infrastructure for its security platforms. Silicom engineered the full switch range to meet the customer's exact specifications, leveraging its existing switching building blocks and deep domain know-how to deliver a tailored solution within the customer's demanding timeline. Samples of the full product range have already been delivered to the customer, and first production orders are expected to be fulfilled during 2026. After full ramp-up, annual sales are expected to reach approximately $5 million. Furthermore, discussions are already underway regarding higher-end white-label switches for the customer's next-generation systems — an opportunity that has the potential to significantly increase the white-label switch revenues from this account.

Seeking to move away from vendor lock-in, the customer replaced its existing proprietary switches from an incumbent industry leader with Silicom's open, white-label solutions. The customer selected Silicom following a rigorous evaluation process, citing Silicom’s engineering depth, its ability to deliver a complete and validated switch range to specification, and its reputation as a reliable, long-term hardware partner. This strategic design win establishes white-label switching as Silicom’s newest product line, broadening a portfolio that already features industry-leading server adapters, FPGA smart cards and Edge systems.

“Being chosen by a global cyber security leader of this caliber to design and supply its entire switch family is a strong testament to the trust our customers place in Silicom,” commented Liron Eizenman, Silicom’s CEO. “We are proud to have delivered a complete, validated switch range that meets this demanding customer’s exact specifications — to the highest quality standards and on schedule. This is precisely the kind of meaningful, incremental win that strengthens our revenue base and confirms the value of our broad engineering capabilities.”

Mr. Eizenman continued, “This win also demonstrates our ability to expand our partnerships into new product areas, responding to customer needs with speed and precision. The samples we have already delivered across the full switch range speak for themselves — and with first production orders expected to be delivered during 2026, this relationship is moving forward rapidly. Importantly, we view this as just the first step into a broader market. We are already in active discussions with other potential customers for our white-label switching solutions, marking a powerful entry into a space where we see meaningful opportunity ahead.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements within the meaning of applicable securities laws which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements.

These factors include, but are not limited to, Silicom’s  dependence for substantial revenue growth on a limited number of customers, industry trends affecting networking and data center infrastructure, including the migration to cloud architectures, disaggregation of networking systems and the separation of hardware and software solutions; the pace of adoption of emerging technologies such as artificial intelligence inference infrastructure; the timing and extent of market adoption of Silicom’s new products and of new Design Wins achieved by Silicom; fluctuations in customer purchasing cycles and the timing of customer deployments; protection of intellectual property, changes in exchange rates; and the wars in Gaza, Lebanon and with Iran, as well as the war in the Ukraine, and existing and potential disruptions to global shipping routes such as the Straits of Hormuz and the Red Sea.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by Silicom and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by Silicom that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com